EXHIBIT 99.1

                                 [RETALIX LOGO]


Retalix Ltd.                      Investor & Media Contact
Barry Shaked, CEO                 Motti Gadish
Danny Moshaioff, CFO              Director of Corporate Marketing, Retalix Ltd.
(011) 972-9-776-6677              +972-546-620-531
(760) 931-6940                    Motti.gadish @retalix.com


FOR IMMEDIATE RELEASE

               Japan's Zen Nippon Shokuhin Supermarkets to Deploy
                Retalix Solutions from Headquarters to Checkout

Ra'anana, Israel, February 8, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that Zen Nippon Shokuhin, one of Japan's largest supermarket chains, selected the Retalix store, headquarters and loyalty solutions for 1,000 of its stores across Japan. This is the first grocery market win for Retalix in Japan.

Headquartered in Tokyo, Zen Nippon Shokuhin is a grocery retailer operating throughout Japan. Zen Nippon Shokuhin ranks No. 2 in the voluntary chain sector in Japan.

The Retalix solution for Zen Nippon Shokuhin includes the market-leading Retalix StoreLine(TM) POS and store operations applications, the Retalix StoreLine HQ(TM) hosting system and the Retalix Loyalty(TM) system. This fully synchronized solution provides Zen Nippon Shokuhin a technological advantage, tightly integrating multiple applications on a single platform.

Mr. Mitsuhiro Saito, President and CEO of Zen Nippon Shokuhin, said: "We selected Retalix as our technology partner, because Retalix solutions have flexible and easily configurable features and functionality that are well suited for our member store's environment. We believe that by implementing this world-renowned software solution from Retalix, we will significantly enhance our growth potential".

Mr. Barry Shaked, President and CEO of Retalix, said: "Becoming a leading player in the Japanese retail market is a significant part of our global strategy. Following our success in the Japanese health and beauty segment, we are delighted with this important move into the Japanese grocery segment with the deployment of Retalix solutions throughout the Zen Nippon Shokuhin chain across Japan".

About Zen Nippon Shokuhin
Zen Nippon Shokuhin is a voluntary grocery chain operating throughout Japan with Headquarters in Tokyo. It ranks No. 2 in the voluntary chain sector in Japan. Founded in 1962, Zen Nippon Shokuhin now has approximately 1,000 voluntary member stores, 800 franchisee stores, and 28 warehouses and distribution centers.

Zen Nippon Shokuhin on the web: www.zchain.co.jp
                                ----------------




About Retalix
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retailx on the web: www.retalix.com

Retalix, Retalix StoreLine, Retalix StoreLine HQ and Retalix Loyalty are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #